Sub-Item 77M:  Mergers.

     The Firstar Conning Money Market Fund acquired the assets and liabilities of the Conning Money Market Portfolio (the "Conning Portfolio") of Mercantile Mutual Funds, Inc. ("Mercantile") ("Conning Reorganization").

     With regard to the circumstances and the details of the Conning Reorganization, Firstar hereby incorporates by reference the definitive Proxy Statement dated April 3, 2001 as filed electronically with the Securities and Exchange Commission (the "SEC") on April 6, 2001, (Accession No. 0000928385-01-001001) (the "Proxy Statement").

     The following information is provided in response to questions not addressed in the Proxy Statement:

          (a) The Conning Reorganization of the Conning Portfolio closed on June 29, 2001.

          (b) On June 29, 2001, the shareholders of the Conning Portfolio approved the Conning Reorganization, including an Agreement and Plan of Reorganization, dated February 23, 2001, filed electronically with the SEC as part of the Proxy Statement on April 6, 2001 (Accession No. 0000928385-01-001001).

          (c) It is Firstar's understanding that Mercantile intends to file with the SEC an Application pursuant to Section 8(f) of the Investment Company Act of 1940 and Rule 8f-1 thereunder, for an Order declaring that it has ceased to be an investment company. Upon receipt of the Order, it is expected that Mercantile will terminate its existence under state law.